Filed by PLX Technology, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended
Subject Company: PLX Technology, Inc.
Commission File No. 000-25699

APRIL 30, 2012 / 9:30PM GMT, PLXT - PLX TECHNOLGY
Q112 Earnings Conference Call

C O R P O R AT E PA R T I C I PA N T S

Ralph Schmitt PLX Technology - CEO
Art Whipple PLX Technology - CFO

C O N F E R E N C E C A L L PA R T I C I PA N T S

Sandy Harrison Wunderlich Securities - Analyst
Christian Schwab Craig-Hallum Capital Group - Analyst
Krishna Shankar Roth Capital Partners - Analyst
Brian Colello Morningstar - Analyst
Rajesh Ghai ThinkEquity - Analyst

P R E S E N TAT I O N

Operator

Good afternoon and welcome to the PLX Technology First Quarter 2012 Financial Results Conference Call. Leading the call today are Ralph Schmitt, Chief Executive Officer, and Art Whipple, Chief Financial Officer. My name is Keith and I'll be your coordinator for today. At this time, all participants are in a listen-only mode. Later on, we will conduct a question-and-answer session.

As a reminder, today's conference is being recorded for replay purposes. I would now like to turn the call over to Mr. Art Whipple with PLX Technology.

Art Whipple - PLX Technology - CFO

Thank you Keith. Good afternoon and thank you for joining us today. I'll start this session with a review of our first-quarter financial performance, and Ralph Schmitt, our CEO, will provide more information on our business and recent events.

As we begin, I would like to point out that certain statements made in the course of this call regarding our expectations and associated projections will be forward-looking statements. These statements will include comments relating to the introduction/adoption of new products, possible strategic combinations, the development of next generation technologies and other areas that will be made in both our prepared remarks and in the subsequent Q&A session. Our forward-looking statements deal with future events and are subject to risks and uncertainties, and our actual results could differ materially from our current expectations.  Some of the factors that could cause such differences are described in our press release, dated April 30, 2012, and in our various SEC filings, including our report on Form 10-K and 10-K/A for the year ended December 31, 2012.

Net revenues for the fourth quarter were $25.4 million, down 2% from $25.9 million last quarter, and down 9% from $28.1 million for the same quarter a year ago. Revenues for PCI Express products grew by 12% in the quarter.  We continue to see some weakness in our connectivity business as our distributors work through their inventory.

In the first quarter, gross margin was 55.1%, reflecting strong revenue in the lower gross profit margin motherboard space and no licensing revenue. Previously, we had expected an IP sale in the first quarter that would have resulted in a higher gross margin for the quarter.

In our last call, we indicated that R&D and SG&A spending would be about $18.6 million.  The actual spending came in at $19.1 million. Operating expenses were up as a result of legal costs in the Internet Machines litigation.

On the balance sheet, cash investments decreased by $3.5 million in the current quarter to $16.2 million.  We reduced our inventory by about $700,000 to $8.2 million.  This is a recent historic low. Cash was also reduced as we paid $5 million to extinguish debt associated with the Teranetics acquisition in 2010. Accounts Receivable was $13.9 million. DSO was up to 50 days, reflecting significant shipments at the last month of the first quarter due to our low inventory position.

Now Ralph has comments on the Business.

Ralph Schmitt - PLX Technology - CEO

On a pure product-revenue basis, we performed better than expected as we saw growth in the quarter for our products. This was driven by our PCI Express business. We saw strength in our Gen2 products, primarily driven by the continued adoption in PC motherboards. We also saw a strong ramp for our Gen3 product, in conjunction with the Intel Romley launch that happened in March.

We continue to see inconsistency in the channel, which is typical in the early recovery phases of a cycle. Our storage controllers for the consumer market seemed to be the weakest as the hard drive issues in Thailand have not fully recovered for the consumer segment of the storage market.

On a positive note, we had a 1.08 book-to-bill, and our bookings continued to strengthen through the quarter.

As expected, our customer design activity in the 10-gig Ethernet area has increased dramatically. This is being driven by customers that want to have products in the market to support the Romley-based server platforms that are being launched into the market now. We also launched a cost-optimized 40-nanometer, 10-gigabit Ethernet product in the quarter, as we feel this generation of PHY will be used in upcoming designs, ramping to higher volume before our robust 28 nanometer product is available on the market.

As Art mentioned, we were anticipating closing an IP-related transaction in the quarter that was held off as a result of our strategic acquisition activities.  This impacted our gross margin by approximately 4 percentage points, and multiple millions of dollars of revenue on the top line.

So now let's shift our focus forward. We're moving into a new phase for PLX. It's been clear for some time that being part of a larger organization would reduce our risk in achieving the goals we have set out for the team.  We have had some lofty goals to drive change in the data center interconnect architecture.  We are making significant progress against these goals and feel there is much more that can be accomplished.

Our capital structure and market timing have been the limiting factors in the near-term. Today we have announced that we've entered into an agreement to be acquired by Integrated Device Technology.  This strategic combination will help allow PLX to meet our goals to drive systematic changes to the technology architecture in the data center. IDT is focused on this goal as well, and has many synergistic technologies to bring the bear in this market segment.

We have structured the deal such that our stockholders will receive, as a portion of the transaction consideration, a component of stock in the combined companies, as we believe there is much more value to be obtained over time working on this together. IDT is paying a significant premium over our recent stock price to pay our shareholders immediately on the future potential for our business.  They believe that there is much to be gained in the market as a combined Company. Under the terms of the agreement, PLX may solicit superior proposals from third parties for a period of 30 calendar days, continuing through May 30, 2012. It is not anticipated that any developments will be disclosed with regards to this process unless our Board of Directors makes a decision with respect to a potential superior proposal.

We've completed our prepared comments.

Operator, let's open up the line for questions.

Q U E S T I O N S A N D A N S W E R S

Sandy Harrison - Wunderlich Securities - Analyst

On your prepared remarks on Romley, typically they've filled the channel ahead of the plan, and then it was predicated on what sell-through looked like. It seems as though it's a little different to the supply chain this time. Sounds like it's a little more built-to-order than order fulfillment and shipping from inventory. Is that a fair characterization, and do you see that the PCI Express 2.0 versus PCI Express 3.0 -- has that had an impact on Romley and PCI Express?

Ralph Schmitt - PLX Technology - CEO

Yes. I think the way you categorize it, Sandy, is accurate. We see a different way that our customers are acting, as well as the launch is much broader.  It's in multiple markets. It's in not only the server market, but then -- it's also impacting enterprise storage and even networking equipment. This is one of the first launches where we've seen all three market segments sort of -- to drive new products into the market at the same time. I can honestly say that we've been struggling keeping up with the demand for Gen3, and we've been make-limited at this point in time in trying to catch up with that. It doesn't feel as if it's any kind of inventory build, but really people driving to getting new product into the market.

Sandy Harrison - Wunderlich Securities - Analyst

And, Ralph, on the -- understanding you got 30 days of a go-shop provision here, you can understand a lot of the synergies associated with the IDT deal, but if maybe you could now -- if you look at it, you've got scale, you've got resources, you've got a balance sheet, and now with IDT established, you've got a supply chain. If you could maybe characterize the top three things that you think PLX can do and take advantage of under the IDT umbrella? Is it the ability to spend R&D for products, or just a little bit of help where really the leverage in PLX could come from now that you're -- or once you become part of IDT?

Ralph Schmitt - PLX Technology - CEO

Clearly we're both focused in the same market segments and customers, so there's a lot of synergies there, and obviously the typical operational synergies that happen. But one of the things we have struggled with is, frankly, we have more opportunity than we can possibly bring products to market. We tend to lead in architectural changes in the marketplace, and are making decisions between some pretty big opportunities. With the leverage between the two groups in the R&D front, it will allow the combined entity to really move this forward.  One of the areas, as you know, is we are trying to drive and consistently are seeing PCI Express being used more and more as a fabric, and that is some really intimate customer relationships and some really specialized things that you need to go off and do. And as I mentioned in my remarks, we've been really capital-limited as to our ability to impact that, and I think these two teams together will be very powerful in trying to drive change in the marketplace for high-speed interconnect.

Sandy Harrison - Wunderlich Securities - Analyst

Got you. Well, congratulations on the deal, you guys, and we look forward to hearing from you either as the deal gets done, or you get a better offer.

Christian Schwab - Craig-Hallum Capital Group - Analyst

Again, congratulations on moving forward here. Can you comment on -- in the IDTI offer and the process that you obviously went through, were there other bidders in that process, or was that the only offer that you guys have had here recently?

Ralph Schmitt - PLX Technology - CEO

They did come forward to us strategically. We have been in discussions with them for an extended period of time, but this is a strategic offer and a strategic deal that they came forward with us. Obviously, with our fiduciary responsibilities, we are now opening it up to some other possibilities, and that could very well change the dynamic of what happens moving forward.

Christian Schwab - Craig-Hallum Capital Group - Analyst

That's fair. Art, can you just break out, just roughly, what all of the revenue streams were for me? PCI Express revenue, as you guys did discuss, but then however you want to lump in the rest of the legacy PCI, USB, Oxford, Teranetics …

Art Whipple - PLX Technology - CFO

There is actually a table at the back of the press release that gets you to the extent that we do it. We combine now the storage and …

Christian Schwab - Craig-Hallum Capital Group - Analyst

I can look. You don't need to go through that, Art. If it's back there I didn't get a chance to get to the back table, I can find that.

Art Whipple - PLX Technology - CFO

Okay. Great. The only thing I would tell you is that we started this year including the storage products in with the connectivity products.

Christian Schwab - Craig-Hallum Capital Group - Analyst

Perfect. And then as you guys look at Teranetics, are you guys making comments on forward expectations?

Ralph Schmitt - PLX Technology - CEO

We are not at this point.

Christian Schwab - Craig-Hallum Capital Group - Analyst

Okay, then I don't have any other questions. Congratulations again.

Krishna Shankar - Roth Capital Partners - Analyst

Yes, let me add my congratulations on the deal. A couple of questions. On the IP revenues, what were the magnitude of IP revenues in Q4, and what was the reason it was pushed out to Q2? Was it because of this deal, or what made it get pushed out to Q2?

Art Whipple - PLX Technology - CFO

Yes, we had a -- in Q4, we had a $1.7 million technology license that we signed, so that was a Q4 event, and we expected to be able to close a number which was going to be somewhere in the $3 million or $4 million range, but when this deal came along, it basically put that other deal on hold.  We still think -- we still plan to have exclusivity with the buyer that's looking at this, but we probably won't be able to close it right away, depending -- based on the go-shop.

Krishna Shankar - Roth Capital Partners - Analyst

Ralph, can you talk about the strategic synergies in terms of the data centers? Can you be a little more specific in terms of the types of products and synergies you might achieve working together with IDT as a combined entity? I know you talked about interconnect but can you be a little more specific on …

Ralph Schmitt - PLX Technology - CEO

Yes, Krishna, it's probably a bit premature. Obviously there has been limited dialogue between the companies in regards to that. But as you're aware, at least from a PLX perspective, we are moving and developing real fabric-related products which also includes board- and box-level solutions, and that will take capital and capability that now is more possible than in the past.

Krishna Shankar - Roth Capital Partners - Analyst

Okay. What is the process -- I know that -- I guess even in the past, PLXT has been -- you folks have had a strategic interest in the past. What sort of brought this deal to fruition, and can you talk a little bit about how you see fair value in this $7 per share offer price?

Ralph Schmitt - PLX Technology - CEO

Sure. We do very detailed strategic reviews pretty much every six months, kind of out of cycle of our normal board meetings, quarterly tactical meetings, and this is always part of that discussion, and there is a -- I'll call it a relatively short list of other companies that we have always felt would give us and our shareholders strategic value moving forward.

It's always been a discussion of timing and opportunity, and it just happened to work out as such, as IDT also felt that now is the right time. They put forth an offer which, frankly, if you go back to our stock price 1 month and a half ago, 1 month ago, is the more than a 100% premium, and we felt this was a good outcome for our shareholders, because it was definitely one of the strategic partners we had in mind that made the most sense.

Krishna Shankar - Roth Capital Partners - Analyst

And IDT is also -- I mean from the discussions you have had, they are committed to the Teranetics business and developing full-on products and expanding that technology?

Ralph Schmitt - PLX Technology - CEO

Yes. Obviously, again, with the level of discussions we've had so far, we haven't gotten into that level of detail yet. They do have some public filings out there, and probably suggest that you go look at some of their material in regards to that at this point.

Krishna Shankar - Roth Capital Partners - Analyst

Great. Thank you, and congratulations again.

Brian Colello - Morningstar - Analyst

Hi, guys, and again, just want to offer my congratulations. Could you describe how the PCI Express business fared in solid-state drives this quarter? Was that a big contributor to the revenue growth as well?

Ralph Schmitt - PLX Technology - CEO

Yes, good question Brian. It's still a small contributor at this point, because even if you look at the overall volume of PCI Express SSDs, you're operating somewhere between 1 million and 2 million units a quarter, but it will be, and it is starting to ramp pretty heavily. We have very good penetration in that market with customers that are really driving it, such as Fusion-io, as an example. We expect that our percentage of that market will continue to increase.  We typically play in SSDs that have multiple controllers on the same SSD card, or in an SSD-based appliance, and those are just starting to ramp at this point.

Brian Colello - Morningstar - Analyst

Great. Another question. In PCI Express, thinking about the deal, and I know it's early as far as thinking about strategically, are there end markets where you have a stronger position than IDT today and vice versa? Was part of the strategy related to specific penetration in certain applications?

Ralph Schmitt - PLX Technology - CEO

Yes. There's definitely some of that. As you're probably aware, they've made a big push into the SSD controller marketplace, which is going quite well for them. They have had a focus on the controller side, and have, say, aligned themselves with some key customers there, and we're aligned with some of the others in the market, so together we have -- it's a good penetration of that market, per se.  And you can kind of go down by end market, and there's certain customers, again, where they have strength because of some of their other product positions where we may not be as strong, but it's definitely very synergistic between the two companies.

Brian Colello - Morningstar - Analyst

Okay, great. The last one, I think you may have touched on it, but is the IP business expected to continue business as usual under IDT?

Ralph Schmitt - PLX Technology - CEO

I don't know. I can't really speak to what they're going to do. I mean, obviously in the interim period here, we're going to continue to try to drive that as a revenue potential for us as a company.

Brian Colello - Morningstar - Analyst

Okay, great. That's all I have. Congrats again.

Rajesh Ghai - ThinkEquity - Analyst

Yes, thanks, and congratulations from my side too. Just one question on the PCI market. Now that you and IDT together control almost the entire market, any risk from the antitrust side?

Ralph Schmitt - PLX Technology - CEO

Well, there's always a risk when you put together two public companies that are in similar markets, so, yes, there is definitely some risk around that. I will state that we continue to get a lot of competition from other sources. New people entering the market, even as late as late last week. Intel made an announcement, as an example, as being a competitor in this space. We're constantly attacked by ASICs and by FPGAs that are also in this market space. I'll go back to saying there is definite risk, but we feel this is such a large market, with so much opportunities that we should be able to get through that.

Rajesh Ghai - ThinkEquity - Analyst

And in terms of the PCI fabric solution that you guys are developing, what do you see that as replacing in the future? What kind of solution would that be replacing? Would that be Ethernet, or would that be at the expense of InfiniBand? How do you see that market playing out if you succeed at that solution going forward?

Ralph Schmitt - PLX Technology - CEO

Well, there's a little bit of both of those. Those are definitely the two areas where customers have been working with us to simplify their system market texture. I'll give you an example of, say, a small rack cluster of servers, using Express as a way to cluster those together, instead of Ethernet or InfiniBand, because you can use either one of those.  There is good reason to do that. One of the big reasons that is happening is data centers today, the quanta of what they actually go sell to them is getting bigger and bigger. You keep hearing about these, call it tractor-trailer truck installations, and so the more people can simplify and get the performance level that they want, the better opportunity it is for us, because you're taking Express from a board to a backplane, and ultimately to system-to-system connectivity.

Rajesh Ghai - ThinkEquity - Analyst

And at this point in time, what terms do you have in terms of the adoption of this solution vis-a-vis the competing solutions like Ethernet and InfiniBand. Do you think this is could be a second-half CY '12 story, or do you think this is probably something that could take off in CY '13 or beyond?

Ralph Schmitt - PLX Technology - CEO

I think it is calendar year 2013 and beyond because it is reliant on the Gen 3 silicon becoming mature.  With Romley, your launch -- the first real product family out there with Gen 3.This becomes viable at those type of speeds and then we have to develop the software infrastructure to enable that, as well as some hardware to go along with it.

Rajesh Ghai - ThinkEquity - Analyst

Okay, and my last question is on the 10GBase-T solution. Is that still going to a late CY '12 inflection point, if possible, or do you think it doesn't happen this year at all?

Ralph Schmitt - PLX Technology - CEO

Yes, I definitely think there is a ramp that is starting to come in front of us, and as I mentioned in my comments earlier, it's just along the design activity has accelerated with customers typically that already have a box [phase]. I'll take just as an example, Cisco, that has a box out in the market today with -- using 65 nanometer product is moving up the chain to 40 nanometer and really want to launch a real cost-effective solution into the market to connect up to the servers that are being developed, or launched, into the market right now with Romley.  We do think it's back half of '12, and then obviously '13 will be a big acceleration year.

Rajesh Ghai - ThinkEquity - Analyst

Thank you. Thanks for taking my questions and congratulations on the deal.

Krishna Shankar - Roth Capital Partners - Analyst

Yes. I know that 10 gig expenses have been ratcheting up, especially as the focus on 28 nanometer products, but can you give us some sense of what the 10 gig expenses were in Q4 and Q1, as a part of total R&D?

Ralph Schmitt - PLX Technology - CEO

Yes, best way to think about it is we are operating to about a $17 million R&D number for the 10 gig business. Right now, I'm just pulling this right now, I would say 80% of that is for the 28 nanometer development that's ongoing right now.

Krishna Shankar - Roth Capital Partners - Analyst

So that's a $17 million annualized R&D budget for that?

Ralph Schmitt - PLX Technology - CEO

Yes.

Krishna Shankar - Roth Capital Partners - Analyst

Okay, great.

Operator

And we have no other questions at this time, so I'd like to turn it over back to Mr. Ralph Schmitt for closing remarks.

Ralph Schmitt - PLX Technology - CEO

Thank you. Our business is improving, and we expect Q2 to be a growth quarter and a record quarter for PCI Express.  The company is moving into an exciting new phase that should drive significant shareholder value. Our near-term focus will be to have a positive outcome for our shareholders through a successful closure of our strategic combination effort.  We thank you for your support, and we should be communicating further with you on our progress within the current quarter. Thanks again for joining our call.

Operator

Ladies and gentlemen, that will conclude today's conference. Thank you so much for joining us. You may now disconnect, and everyone have a great day.

Additional Information

The exchange offer by IDT described herein has not yet commenced. This material is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer Statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. IDT and PLX expect to mail the Exchange Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT and PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time. Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer. PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in Pine’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27, 2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT’s proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Forward Looking Statements.

This communication includes forward-looking statements.  These include statements regarding: growth in the second quarter; that the proposed combination with IDT will reduce risk and accelerate shareholder value; that such combination will lead to substantial synergies; and about future PLX design wins.   Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in the statements.  Factors that could cause actual results to differ materially include risks and uncertainties, such as the reduced demand for products of electronic equipment manufacturers that use PLX’s products; adverse economic conditions in general or those specifically affecting PLX’s markets; technical difficulties and delays in the development process; errors in the products; reduced backlog for PLX’s customers and unexpected expenses; uncertainties as to the timing of the proposed transaction with IDT; the risk that competing offers or acquisition proposals will be made; the risk that the transaction will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transaction may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the risk that PLX’s business will have been adversely impacted during the pendency of the transaction; the risk that the operations of PLX and IDT will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of  IDT and PLX with the SEC from time to time.  Please also refer to the documents filed by PLX  with the SEC from time to time, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011, and PLX’s quarterly reports on Forms10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.  All forward-looking statements are made as of today, and the company assumes no obligation to update such statements.